

Axos Financial, Inc.
Investor Presentation

February 2022   NYSE: AX

Safe Harbor

axos

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or



implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2021, Form 10-Q for the quarter ended December 31, 2021 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Strong and Experienced Management Team





Greg Garrabrants | President & CEO | Age: 50

Greg Garrabrants is President and CEO of Axos Bank. Before his senior executive roles at banking institutions, Greg served the financial services industry as an investment banker, management consultant, and attorney for over 15 years. Greg earned his JD from the Northwestern University School of Law and his MBA from Kellogg Graduate School of Management at Northwestern University. He has a BS in Industrial and Systems Engineering from the University of Southern California.



Derrick Walsh | EVP & Chief Financial Officer | Age: 39

Derrick Walsh, Chief Financial Officer, joined Axos Bank in 2013. He previously served as the Chief Accounting Officer and was promoted to his current role in September 2021. Before joining the Bank, Derrick led the SEC & Regulatory Reporting department at LPL Financial ("LPL"). Derrick is a licensed CPA in the state of California and has an active Series 27 license. Derrick graduated as a double major in accounting and business administration with a concentration in finance from the Robins School of Business at the University of Richmond.



Andrew Micheletti | EVP, Finance | Age: 65

Andrew J. Micheletti, EVP, Finance, joined Axos Bank in 2001. Prior to his current role he served as the Bank's Chief Financial Officer for two decades. Before joining the Bank, Andrew was Vice President of Finance for TeleSpectrum Worldwide Inc. From 1990 to 1997, he was Managing Director and Chief Financial Officer of Linsco/Private Ledger Corp (LPL Financial Services). Prior to joining LPL Financial Services, Andrew was Vice President, Controller and Vice President, Financial Reporting for Imperial Savings Association. He holds a B.S. from San Diego State University.



Raymond Matsumoto | EVP & Chief Operating Officer | Age: 66

Raymond D. Matsumoto is the Executive Vice President and Chief Operating Officer (COO) of Axos Bank. Prior to joining Axos Bank, Raymond was Executive Vice President and Chief Administrative Officer at CIT Group. He has also held executive positions at OneWest Bank and Indymac Bank. Raymond started his career as a Senior Manager Certified Public Accountant with KPMG. Raymond earned a B.S. in Accounting and Finance from the University of California, Berkeley.



Thomas Constantine | EVP & Chief Credit Officer | Age: 60

Thomas Constantine joined Axos Bank in August 2010 as Chief Credit Officer. Previously he was a senior examiner with the Office of Thrift Supervision (OTS), serving his second stint with the agency. Thomas first joined the OTS in 1989, during the Savings and Loan crisis. He has more than 31 years of experience in the banking and financial services industries. Thomas received his B.A. in Business Economics, with an accounting emphasis, from the University of California at Santa Barbara.

Axos Financial Overview

Axos Financial, Inc.

- Axos Financial, Inc. was founded in 1999 and is a customer-focused diversified financial services company headquartered in Las Vegas, Nevada

- Axos provides banking and securities products and services to our consumer and business clients through online and low-cost distribution channels and affinity partners

- Our low-cost and innovative business model helps us to generate above-peer returns while helping to maintain a low-risk loan portfolio

Nationwide Reach



($ Millions)	For the 6 Months Ended 12/31/2021
Market Data as of 2/8/2022	
Market Capitalization	$3,319.4
Price / Tangible Book Value per Share[1]	2.48 x
Dividend Yield	0.0 %
Selected Balance Sheet Data	
Total Assets	$15,547.9
Net Loans	12,607.2
Allowance for Credit Losses	140.5
Total Deposits	12,269.2
Total Stockholders' Equity	1,523.2
Performance Ratios and Other Data	
ROAA	1.65 %
ROAE	16.51
Net Interest Margin	4.16
Net Interest Margin - Banking Segment Only	4.39
Efficiency Ratio	48.74
Efficiency Ratio - Banking Segment Only	39.66
Asset Quality Metrics	
NCOs / Average Loans	0.01 %
NPLs / Loans	1.14
NPAs / Assets	0.94
ACL / Loans HFI	1.10
ACL / NPLs	96.27
Capital Ratios	
TCE / TA[1]	8.73 %
CET1 Ratio	10.08
Leverage Ratio	9.42
Tier 1 Capital	10.08
Total Capital	12.16

(1) Adjusted (non-GAAP) metrics. See Appendix for reconciliation to the closest applicable GAAP metrics.

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

axos

As % of average assets	Axos Bank[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	4.51%	2.19%
Salaries and benefits	0.87%	1.03%
Premises, equipment and other non-interest expense	1.04%	1.11%
Total non-interest expense	**1.91%**	**2.14%**
Core business margin	**2.60%**	**0.05%**

(1)   For the three months ended September 30, 2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved January 27, 2022.
(2)   All Commercial Banks by asset size. FDIC reported for three months ended September 30, 2021. Total of 162 institutions > $10 billion. Data retrieved January 27, 2022.

Axos Financial's Three Business Segments Provide the Foundation for Sustained Long-term Growth



Consumer Banking

Securities

Commercial Banking

Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

aXOS

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking	Commercial Banking	Securities
› Convenience and superior user experience are keys to long-term success	› Providers that integrate banking with specialized software to serve specific customer segments will gain market share	› Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
› Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell	› Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model	› Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
› Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages	› Winning cash/treasury management accounts through > automation and custom API integration	› Owning clearing, custody, and direct-to-consumer digital wealth capabilities provide opportunities to serve consumers with incremental services at favorable economics
› UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform	› Regional sales leaders supported by centralized service team create a more efficient and scalable model	

Over 15 Years of Profitable Growth



($M)

2005 – 2021 CAGR: 31%

Net Income values:
- 2005: $3
- 2006: $3
- 2007: $3
- 2008: $4
- 2009: $7
- 2010: $21
- 2011: $21
- 2012: $29
- 2013: $40
- 2014: $56
- 2015: $83
- 2016: $119
- 2017: $135
- 2018: $152
- 2019: $155
- 2020: $183
- 2021: $216
- Q2 2022: $242 (Annualized Net Income)

Legend: Net Income ▮ | Annualized Net Income ⬚

Net Income has continued to grow throughout multiple economic cycles

Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.

Efficient Operations and Stable Margins Lead to Superior Profitability

Efficiency Ratio



Net Interest Margin



Return on Average Assets



Return on Average Equity



Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.
(1)   Securities segment added in third quarter of 2019.
(2)   The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated on December 8, 2020.

Diversified Fee / Non-Interest Income

Fee Income / Revenue



Q2 2022 YTD Fee Income Breakdown[1][2]



Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.
(1)   Excludes securities gain / (loss).
(2)   Other includes gain on sale – other and prepayment fees.

Asset Quality Built to Withstand Economic Cycles



Note I: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated on December 8, 2020.
*For 2015, there were no co-branded HRB products.
**On July 1, 2020, the Company adopted ASC 326, current expected credit loss (CECL).

Credit Investor Highlights

axos

> ## Experienced and "cycle-tested" management team
> ❑ Track record of credit discipline, risk management and profitability

> ## Differentiated digital platform
> ❑ Fully digital, no branch model provides structural cost advantages over traditional banks
> ❑ Built to capitalize on digital financial services adoption

> ## Strong credit performance
> ❑ Underlying credit culture of low-LTV, real estate secured lending (99% of loans backed by hard assets)
> ❑ Senior position in all lender finance and commercial specialty RE loans with capital support from sponsors and junior partners
> ❑ No loans in forbearance or deferral as of December 31, 2021

> ## Deposit diversification and growth
> ❑ Continued core deposit transformation and liquidity management
> ❑ 31% non-interest bearing deposits of December 31, 2021
> ❑ Optionality with ~$2 billion of deposits from Axos Securities that can provide significant fee income

> ## Healthy capital position and capital generation through earnings
> ❑ Tier 1 capital ratio of 10.08%, tier 1 leverage ratio of 9.42% and total capital ratio of 12.16%
> ❑ Superior profitability (14% CAGR in EPS) that fueled a 17% CAGR in book value in the last five years[1]
> ❑ ROAA of 1.65% and ROAE of 16.51% for the 6 months ended December 31, 2021

> ## Corporate ratings profile
> ❑ Baa3 Moody's and BBB+ Kroll

(1)   CAGR calculated using EPS and book value for the 12 months ended December 31, 2016 and for the 12 months ended December 31, 2021.

Loan Portfolio and Credit Quality

Prudent Loan Growth With Low LTVs

axos

Net Loans – Last Five Quarters ($ in Millions)



Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
	$11,610	$11,711	$11,415	$11,879	$12,607

Average Mortgage Loan to Value

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Multifamily	56%	55%	55%	56%	56%
Single family	58%	57%	57%	57%	57%

Note: Company uses a June 30 fiscal year-end.

Diverse Lending Across Segments

axos



(Dollars in Millions)

Auto & Consumer $479 3.8%
Other $22 0.2%
Commercial & Industrial Non-RE $1,632 12.8%
Single Family Mortgage & Warehouse $4,282 33.5%
$12.8B
Commercial Real Estate $3,857 30.2%
Multifamily & Commercial Mortgage $2,484 19.5%

Category	Category Total ($M)	Subcategory	Subcategory Total ($M)	% of Total
Single Family Mortgage & Warehouse	$4,282	Jumbo Mortgage	$3,686	28.9%
		Warehouse Lending	$596	4.6%
Multifamily & Commercial Mortgage	$2,484	Multifamily	$2,017	15.8%
		Small Balance Commercial	$467	3.7%
Commercial Real Estate	$3,857	CRE Specialty	$3,735	29.3%
		Lender Finance RE	$122	0.9%
Commercial & Industrial Non-RE	$1,632	Lender Finance Non-RE	$742	5.8%
		Equipment Leasing	$96	0.8%
		Asset-Based Lending	$793	6.2%
Auto & Consumer	$479	Auto	$417	3.3%
		Unsecured / OD	$62	0.5%
Other	$22	PPP	$20	0.2%
		Other	$3	0.0%

Note: Financial Information as of December 31, 2021.

Diverse Real Estate Mortgage Loans

αχοs

Real Estate Backed Loans by State

$ Millions



Real Estate Backed Loans by Type

$ Millions



Total Real Estate Loans: $10.0B
As of December 31, 2021

CRE Specialty Breakout



CRE Specialty

$ Millions

- Self-storage $37 1%
- Industrial $71 2%
- Commercial Notes $89 2%
- Retail $172 5%
- Hotel $345 9%
- Land $354 10%
- Office $388 10%
- SFR $926 25%
- Multifamily $1,353 36%

Total CRE Specialty: $3.7B
As of December 31, 2021

Asset-Based Lending Breakout

axos



Asset-Based Lending

$ Millions

Commercial Notes $352 44%

Cash Flow $147 19%

Capital Call $130 16%

Working Capital $74 9%

Accounts Receivable $71 9%

Equipment $19 3%

Total Asset-Based Lending: $793M
As of December 31, 2021

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	>	Originations	>	Portfolio Management	>	Reporting	>	Special Assets

Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans

Example of Credit Tools

- Board of Directors
- Annual Strategic Plan
- Corporate Governance
- Policies & Approval Authorities

PCLENDER THE TOTALMORTGAGESOLUTION · ncino · CoStar GROUP · RIMS · iRisk · LERETA · REIS · Microsoft SQL Server · iRisk · LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Allowance for Credit Losses

axos

Loan Category	ACL ($M)	Total Loans ($M)	ACL / Loans (%)
SFR Family - Mortgage and Warehouse	$25.6	$4,281.7	0.60%
Multifamily & Commercial Mortgage	13.6	2,483.9	0.55%
Commercial Real Estate	67.6	3,857.4	1.75%
Commercial & Industrial Non-RE	22.7	1,631.8	1.39%
Auto & Consumer	10.9	478.6	2.28%
Other	0.1	22.3	0.28%
Total	**$140.5**	**$12,755.7**	**1.10%**

Note: Financial Information as of December 31, 2021.

Deposit Strategy

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

axos

Deposit Growth



$ Millions

13.7% 5.5-yr CAGR

	2016	2017	2018	2019	2020	2021	Q2 2022
	6,044	6,900	7,985	8,983	11,337	10,816[1]	12,269
% CDs[2]	17%	12%	25%	26%	20%	14%	10%
% Borrowings[3]	12%	9%	6%	6%	4%	2%	2%

Commercial Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Deposit Composition

12/31/2021



Time deposits

Savings – IRA 2%

10%

Savings 27%

61%

Checking and other demand deposits

Checking Growth (6/2013 – 12/2021) = 1,800%

Savings Growth (6/2013 – 12/2021) = 416%

Note: Company uses a June 30 fiscal year-end.
(1)   Decrease in deposits by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.
(2)   As a % of total deposits.
(3)   As a % of total liabilities.

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance
- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts
- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Diversified Deposit Gathering

axos



- ‹ Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- ‹ Software allows servicing of SEC receivers and non-chapter 7 cases

- ‹ Full service digital banking, wealth management, and securities trading

- ‹ Fiduciary services for trustees
- ‹ 1031 exchange firms
- ‹ Title and escrow companies
- ‹ HOA and property management

- ‹ Exclusive relationships with significant brands, groups, or employers
- ‹ Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor

Diversified Deposit Gathering Business Lines

Fiduciary Services $1.2

Consumer Direct $4.7B

Specialty Deposits $1.2B

Distribution Partners $1.1B

Axos Securities $1.4B[1]

Commercial / Treasury Management $2.2B

Small Business Banking $0.5B

- ‹ Broker-dealer client cash
- ‹ Broker-dealer reserve accounts

- ‹ Business banking with simple suite of cash management services

- ‹ Full service treasury/cash management
- ‹ Team enhancements and geographic expansion
- ‹ Bank and securities cross-sell

(1) There is an additional $725 million off balance sheet.

Optionality with Deposits from Axos Securities

Securities segment provides approximately $2 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income
- › Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
- › Currently 15 partner banks hold approximately $725 million deposits off Axos Bank's balance sheet
- › Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M[1]



(1)   Amount of fee income may be higher or lower, depending on how much deposits from Axos Securities are held on or off Axos Bank's balance sheet.

Capital, Asset-Liability Management, Interest Rate Management and Liquidity

Investment Securities Composition



Municipal 3%

Non-Agency MBS 42%

Agency MBS 21%

ABS and Structured 34%

Total FMV of Securities: $140 Million

Note: Financial Information as of December 31, 2021.

IRR / Rate Sensitivity Analysis



Net Interest Income[1]

$ Millions

- First 12 Months
- Next 12 Months



Market Value of Equity[2]

$ Millions

■ % Change from Base   ■ MVE as % of Assets
— Market Value of Equity

Note: As of December 31, 2021.
(1)   Assumes no growth in the balance sheet other than for retained earnings.
(2)   Based on numerous assumptions, including relative levels of interest rates, asset prepayments, runoffs in deposits and changes in repricing levels of deposits to general market rates; does not take into account any actions that may be undertaken in response to future changes in interest rates.

Diversified Funding and Liquidity

axos

Off Balance Sheet Funding*

> Axos Fiduciary Services – $23 million
> Axos Clearing – $725 million
> FHLB – $5.4 billion [1]
> Federal Reserve Discount Window – $2.4 billion

Consolidated Capital Ratios*



8.73%	9.42%	10.08%	12.16%
TCE / TA [2]	Tier 1 Leverage Ratio	Tier 1 Ratio	Total Capital Ratio

*As of December 31, 2021.
(1)   The Bank had $1.9 billion available immediately and $3.5 billion available with additional collateral.
(2)   Adjusted (non-GAAP) metrics. See Appendix for reconciliation to the closest applicable GAAP metrics.

Historical Interest Coverage

($ Thousands)	FY 2018	FY 2019	FY 2020	FY 2021	Q2'22 YTD	
Bank level equity	$ 905,159	$ 1,009,678	$ 1,148,527	$ 1,299,911	$ 1,395,737	
Consolidated equity	960,513	1,073,050	1,230,846	1,400,936	1,523,157	
Double leverage ratio	94%	94%	93%	93%	92%	
Interest Coverage						
Earnings:						
Income from continuing operations before taxes	$ 239,699	$ 212,806	$ 262,632	$ 305,743	$ 171,249	
(+) Interest on advances from the FHLB	22,848	32,834	11,988	4,672	1,989	
(+) Interest on securities loaned	-	748	679	1,496	469	
(+) Interest on other borrowings	3,881	5,620	5,645	12,424	5,201	
Earnings available to pay down interest on other borrowings (net of deposit interest expense)	266,428	252,008	280,944	324,335	178,908	A
(+) Interest on deposits	79,851	117,080	126,916	60,529	15,517	
Earnings available to pay down interest on deposits and other borrowings	$ 346,279	$ 369,088	$ 407,860	$ 384,864	$ 194,425	B
Interest Expense:						
Interest on advances from the FHLB	$ 22,848	$ 32,834	$ 11,988	$ 4,672	$ 1,989	
Interest on securities loaned	-	748	679	1,496	469	
Interest on other borrowings	3,881	5,620	5,645	12,424	5,201	
Interest expense on other borrowings (excluding interest on deposits)	26,729	39,202	18,312	18,592	7,659	C
Interest on deposits	79,851	117,080	126,916	60,529	15,517	
Total interest expense (including interest on deposits)	$ 106,580	$ 156,282	$ 145,228	$ 79,121	$ 23,176	D
Interest coverage on other borrowings (excluding deposit interest expense) - A / C	**10.0x**	**6.4x**	**15.3x**	**17.4x**	**23.4x**	
Interest coverage on deposits and other borrowings - B / D	**3.2x**	**2.4x**	**2.8x**	**4.9x**	**8.4x**	

Note: Company uses a June 30 fiscal year-end.

Axos Securities

Axos Securities Overview

axos

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities		
Axos Clearing Securities Clearing & Custody	**69 IBDs 200 RIAs 265,000 Clients**	
Axos Invest Digital Wealth & Personal Financial Management	**24,000 Clients**	
Axos Trading Self-Directing Trading	**Launched Fiscal Q1 2022***	

Access to ~289,000 Clients

Consumer Banking
› Consumer Deposit Accounts
› ODL/Margin Accounts
› Jumbo Single Family Mortgage Loans

Commercial Banking
› Securities-Backed Lines of Credit
› Cash Management
› Commercial Property Refinancing

Digital Solutions
› Universal Digital Platform
› Account Opening Platform

* Retail crypto trading launch expected in 1H calendar 2022

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

E*TRADE Advisor Services Acquisition

Axos Clearing acquired certain assets and deposits related to E*TRADE Advisor Services (EAS) – closed August 2, 2021

1) $55 million cash purchase price paid at closing from Axos Financial
2) Includes $24.8 billion of custodial assets & ~$1.2 billion low-cost deposits
3) Accelerates time-to-scale in RIA custody business
4) Adds new sources of fee income and services that compliment Axos Clearing's product offering
5) Own proprietary front- and back-end RIA custody technology platform
6) Rebranded Axos Advisor Services (AAS)

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits
2) Increases Axos' non-interest income by 33%[1]
3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 153,000+ wealth management clients
4) Conversion to broker-dealer platform unlocks incremental revenue opportunities
5) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023
6) Tangible book value earn-back in ~3 years

(1) Based on Axos' FY 2021 non-interest income (excluding HRB-related fees) of $94mm and EAS calendar year 2020 fee-based revenues of $31.3mm

Adds a Scalable Technology Platform

axos

> Axos Advisor Services Platform Overview



Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

✓ No lending of client securities   ✓ FDIC insurance for up to $500K   ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service

Dedicated Strategic Business Consultant

Dedicated Client Service Advocate

Dedicated operations team

Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Long-Term Revenue and Expense Synergies

axos

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Appendix

Ratings Profile

axos

Moody's Ratings (as of 1/14/2022)

Type	Rating	Outlook
Axos Financial, Inc.		
Long-term Issuer Rating	**Baa3**	**Stable**
Subordinate Regular Bond / Debenture	Baa3	N/A
Subordinate Shelf	Baa3	N/A
Senior Unsecured Shelf	Baa3	N/A
Axos Bank		
Long-term Issuer Rating	**Baa3**	**Stable**
Adjusted Baseline Credit Assessment	baa2	N/A
Baseline Credit Assessment	baa2	N/A
Long-term Bank Deposits	A3	Stable
Short-term Bank Deposits	P-2	N/A

Kroll Ratings (as of 1/14/2022)

Type	Rating	Outlook
Axos Financial, Inc.		
Senior Unsecured Debt	BBB+	Stable
Subordinated Debt	BBB	Stable
Short-Term Debt	K2	N/A
Axos Bank		
Deposit	A-	Stable
Senior Unsecured Debt	A-	Stable
Subordinated Debt	BBB+	Stable
Short-Term Deposit	K2	N/A
Short-Term Debt	K2	N/A

Select Financials

axos

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	For the 6 Months Ended 12/31/2021
Selected Balance Sheet Data ($ Millions)							
Total Assets	$7,599.3	$8,501.7	$9,539.5	$11,220.2	$13,851.9	$14,265.6	$15,547.9
Net Loans	6,354.7	7,374.5	8,432.3	9,382.1	10,631.3	11,414.8	12,607.2
Loans Held for Sale, at Fair Value	20.9	18.7	35.1	33.3	52.0	29.8	27.4
Allowance for Credit Losses	35.8	40.8	49.2	57.1	75.8	133.0	140.5
Securities	472.2	272.8	180.3	227.5	187.7	189.3	140.8
Total Deposits	6,044.1	6,899.5	7,985.4	8,983.2	11,336.7	10,815.8	12,269.2
Advances from the FHLB	727.0	640.0	457.0	458.5	242.5	353.5	157.5
Borrowings	56.0	54.5	54.6	168.9	235.8	221.4	260.4
Total Stockholders' Equity	683.6	834.2	960.5	1,073.1	1,230.8	1,400.9	1,523.2
Selected Income Statement Data							
Net Interest Income	$261.0	$313.2	$368.5	$408.6	$477.6	$538.7	$292.2
Provision for Loan and Lease Losses	9.7	11.1	25.8	27.4	42.2	23.8	8.0
Non-Interest Income	66.3	68.1	70.9	82.8	103.0	105.3	57.5
Non-Interest Expense	112.8	137.6	173.9	251.2	275.8	314.5	170.5
Net Income	119.3	134.7	152.4	155.1	183.4	215.7	121.0
Per Common Share Data							
Diluted EPS	$1.87	$2.10	$2.37	$2.48	$2.98	$3.56	$1.99
Adjusted Earnings per Common Share (Non-GAAP)[1]	N/A	N/A	2.39	2.75	3.10	3.68	2.06
Book Value Per Common Share	10.73	13.05	15.24	17.47	20.56	23.62	25.60
Tangible Book Value per Common Share (Non-GAAP)[1]	10.67	12.94	13.99	15.10	18.28	21.36	22.54
Performance Ratios and Other Data							
Loan and Lease Originations for Investment	$3,633.9	$4,182.7	$5,922.8	$6,934.3	$6,798.0	$7,304.4	$4,618.2
Loan Originations for Sale	$1,363.0	$1,375.4	$1,564.2	$1,471.9	$1,601.6	$1,608.7	$403.3
ROAA	1.75 %	1.68 %	1.68 %	1.51 %	1.53 %	1.52 %	1.65 %
ROAE	19.43 %	17.78 %	17.05 %	15.40 %	15.65 %	16.51 %	16.51 %
Interest Rate Spread	3.70 %	3.74 %	3.79 %	3.66 %	3.65 %	3.70 %	3.97 %
Net Interest Margin	3.91 %	3.95 %	4.11 %	4.07 %	4.12 %	3.92 %	4.16 %
Net Interest Margin - Banking Segment Only	N/A %	N/A %	4.14 %	4.14 %	4.19 %	4.11 %	4.39 %
Efficiency Ratio	34.44 %	36.08 %	39.58 %	51.12 %	47.50 %	48.84 %	48.74 %
Efficiency Ratio - Banking Segment Only	N/A %	N/A %	34.55 %	40.51 %	39.81 %	41.95 %	39.66 %
Asset Quality Metrics							
NCOs / Average Loans	(0.01) %	0.06 %	0.19 %	0.19 %	0.23 %	0.12 %	0.01 %
NPLs / Loans	0.50	0.38	0.37	0.51	0.82	1.26	1.14
NPAs / Assets	0.42	0.35	0.43	0.50	0.68	1.07	0.94
ALLL / Loans HFI	0.56	0.55	0.58	0.60	0.71	1.15	1.10
ALLL / NPLs	112.45	143.81	157.40	117.84	86.20	91.57	96.27
Capital Ratios							
TCE / TA[1]	8.88 %	9.68 %	9.27 %	8.34 %	7.94 %	8.97 %	8.73 %
CET1 Ratio	14.42	14.66	13.27	11.43	11.22	11.36	10.08
Leverage Ratio	9.12	9.95	9.45	8.75	8.97	8.82	9.42
Tier 1 Capital	14.53	14.75	13.34	11.49	11.27	11.36	10.08
Total Capital	16.36	16.38	14.84	12.91	12.64	13.78	12.16

(1)   Adjusted (non-GAAP) metrics. See Non-GAAP Reconciliation for the closest applicable GAAP metrics.

Non-GAAP Reconciliation

axos™

$ Millions, except per share data	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	For the 6 Months Ended 12/31/2021
Total common equity (GAAP)	$678.5	$829.2	$955.5	$1,068.0	$1,225.8	$1,400.9	$1,523.2
Less goodwill and other intangible assets	0.0	0.0	67.8	134.9	125.4	116.0	162.0
Less mortgage servicing rights, carried at fair value	3.9	7.2	10.8	9.8	10.7	17.9	20.1
Tangible Common Equity (Non-GAAP)	**$674.6**	**$822.0**	**$876.9**	**$923.3**	**$1,089.7**	**$1,267.0**	**$1,341.1**
Total Assets (GAAP)	$7,599.3	$8,501.7	$9,539.5	$11,220.2	$13,851.9	$14,265.6	$15,547.9
Less goodwill and other intangible assets	0.0	0.0	67.8	134.9	125.4	116.0	162.0
Less mortgage servicing rights, carried at fair value	3.9	7.2	10.8	9.8	10.7	17.9	20.1
Tangible Assets (Non-GAAP)	**$7,595.4**	**$8,494.5**	**$9,460.9**	**$11,075.5**	**$13,715.8**	**$14,131.7**	**$15,365.8**
Common shares outstanding (000)	**63,219**	**63,536**	**62,688**	**61,129**	**59,613**	**59,318**	**59,499**
Diluted Common Shares Outstanding (000)	**-**	**-**	**64,147**	**62,382**	**61,438**	**60,520**	**60,749**
Book value per common share (GAAP)	**$10.73**	**$13.05**	**$15.24**	**$17.47**	**$20.56**	**$23.62**	**$25.60**
Net Income (GAAP)	-	-	$152.4	$155.1	$183.4	$215.7	$121.0
Acquisition-related costs	-	-	1.5	6.7	10.1	9.8	5.9
Excess FDIC expense	-	-	-	1.1	-	-	-
Other costs	-	-	-	15.3	-	-	-
Income taxes	-	-	(0.5)	(6.3)	(3.0)	(2.9)	(1.7)
Adjusted earnings (Non-GAAP)	**-**	**-**	**$153.3**	**$172.0**	**$190.5**	**$222.6**	**$125.1**
Tangible book value per common share (Non-GAAP)	$10.67	$12.94	$13.99	$15.10	$18.28	$21.36	$22.54
Tangible common equity to tangible assets (Non-GAAP)	8.88%	9.68%	9.27%	8.34%	7.94%	8.97%	8.73%
Adjusted EPS (Non-GAAP)	-	-	$2.39	$2.75	$3.10	$3.68	$2.06
Market data as of 2/8/2022							
Stock Price							$55.79
Price / Tangible Book Value							2.48x

Contact Information

axos

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218
Mobile: 858.245.1442
jlai@axosfinancial.com